Via Facsimile and U.S. Mail
Mail Stop 6010

June 1, 2006

Jack E. Polson
Chief Accounting Officer
Psychiatric Solutions, Inc.
840 Crescent Centre Drive
Franklin, TN 37067

      Re: **Psychiatric Solutions, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2005
              Filed March 2, 2006
              File No. 000-20488

Dear Mr. Polson:

      We have completed our review of your Form 10-K and have no further comments at this time.

                    Sincerely,

                    Kevin Woody
                    Branch Chief